Exhibit 99.1

Aquasition Corporation

Index to financial statements

Page
Report of Independent Registered Public Accounting Firm	F2
Financial Statements
Balance Sheet	F3
Notes to Balance Sheet	F4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Aquasition Corporation

We have audited the accompanying balance sheet of Aquasition Corporation (a development stage company) (the “Company”) as of November 1, 2012. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Aquasition Corporation (a development stage company), as of November 1, 2012 in conformity with United States generally accepted accounting principles.

The accompanying balance sheet has been prepared assuming the Company will continue as a going concern. As discussed in Note 1, the Company has no present revenue and the Company’s cash and working capital as of November 1, 2012, are not sufficient to complete its planned activities for the upcoming year. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The balance sheet does not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

Marcum LLP

New York, NY

November 7, 2012

F-2

Aquasition Corporation

(A Development Stage Company)

BALANCE SHEET

NOVEMBER 1, 2012

Assets
Assets
Current Asset – Cash and cash equivalents	$509,951
Cash and cash equivalents held in trust	51,500,000
Total Assets	$52,009,951

Liabilities and Stockholders’ Equity
Current Liabilities
Accrued Expenses	$400
Accrued Offering Cost	48,602
Loan payable – related party	85,650
Advance from related party	95,934
Total Liabilities	230,586

Common stock subject to possible redemption or tender, 4,500,000 shares at redemption value	46,350,000

Commitments

Stockholders’ Equity
Preferred Stock, $0.0001 par value, 5,000,000 authorized shares and no issued or outstanding shares	-
Common Stock, $0.0001 par value, 150,000,000 authorized shares, 1,937,500 issued and outstanding shares (excludes 4,500,000 shares subject to redemption or tender.)(1)	194
Additional paid-in capital	5,430,851
Deficit accumulated during development stage	(1,680)
Total Stockholders’ Equity	5,429,365
Total Liabilities and Stockholders’ Equity	$52,009,951

(1) Includes 50,000 shares held by the initial stockholders that are subject to forfeiture (Note 5)

F-3

Aquasition Corporation

(A Development Stage Company)

NOTES TO THE BALANCE SHEET

Note 1 — Organization, Plan of Business Operations and Going Concern

Aquasition Corporation (a development stage company) (the “Company”) was incorporated in the Marshall Islands on January 26, 2012 as a blank check company whose objective is to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar acquisition transaction, one or more operating businesses and assets (an “Acquisition Transaction”). The Company’s initial Acquisition Transaction is not limited to any specific geographic region or industry. However, the Company intends to focus on operating businesses and assets in the international maritime transportation, offshore and related maritime services industries, especially those requiring energy, commodity, transportation of logistics expertise.

The accompanying balance sheet is presented in U.S. dollars and has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The Company is a foreign private issuer (“FPI”), as defined by the rules and regulations of the SEC.

At November 1, 2012, the Company had not yet commenced any operations. All activity through November 1, 2012 relates to the Company’s formation and the public offering as described below. The Company has selected December 31, as its fiscal year-end.

The Company is considered to be a development stage company and, as such, the Company’s financial statements are prepared in accordance with the Accounting Standards Codification (“ASC”) Topic 915 “Development Stage Entities.” The Company is subject to all of the risks associated with development stage companies.

The registration statement for the Company’s initial public offering (“Public Offering”) was declared effective on October 25, 2012. On November 1, 2012, the Company consummated the Public Offering and received proceeds net of underwriter’s discount of $48,750,000 and simultaneously received $3,377,500 from the issuance of 337,750 units (“Placement Units”) in a private placement (the “Private Placement”) (See Note 3).

F-4

Aquasition Corporation

(A Development Stage Company)

NOTES TO THE BALANCE SHEET

Note 1 — Organization, Plan of Business Operations and Going Concern (continued)

The Company’s management has broad discretion with respect to the specific application of the net proceeds of this Public Offering and the Private Placement (See Note 3), although substantially all of the net proceeds are intended to be applied generally toward consummating an Acquisition Transaction. Furthermore, there is no assurance that the Company will be able to affect an Acquisition Transaction successfully. Upon the closing of the Public Offering, $51,500,000 ($10.30 per Public Share sold), including the proceeds of the Private Placement, is held in a trust account (the “Trust Account”) and will be invested in United States government treasury bills having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in U.S. treasuries until the earlier of the consummation of the Company’s initial Acquisition Transaction and the Company’s failure to consummate an Acquisition Transaction within the prescribed time.

Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The Company’s Sponsor, Officers and Director’s (collectively referred to as the “Founders”) have agreed that they will be jointly and severally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for or products sold to the Company. However, they may not be able to satisfy those obligations should they arise. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. In addition, (1) interest income on the funds held in the Trust Account can be released to the Company to pay its income and other tax obligations and (2) interest income on the funds held in the Trust Account can be released to the Company to pay for its working capital requirements in connection with searching for a Acquisition Transaction.

The Company’s units are listed on the Nasdaq Capital Markets (“Nasdaq”). Pursuant to the Nasdaq listing rules, the target business or businesses that the Company completes a Acquisition Transaction with must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (less deferred underwriting discounts and taxes)at the time of the execution of a definitive agreement for its initial Acquisition Transaction, although the Company may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance.

F-5

AQUASITION CORPORATION

(A Development Stage Company)

NOTES TO THE BALANCE SHEET

Note 1 — Organization, Plan of Business Operations and Going Concern (continued)

The Company was required to determine if it was a foreign private issuer (“FPI”) under Rule 3b4(d) of the Exchange Act, as of a date within 30 days of the filing of the Registration Statement with the Securities and Exchange Commission for the Public Offering. The Company determined it was an FPI prior to the filing of the Registration Statement. As an FPI, the Company will be required to comply with the tender offer rules in connection with its initial Acquisition Transaction. The Company is required to determine its status as an FPI on an ongoing basis for all subsequent fiscal years as of the last day of its most recently completed second fiscal quarter. On such date, if the Company no longer qualifies as an FPI (as set forth in Rule 3b4 of the Exchange Act), the Company will then become subject to the U.S. domestic issuer rules as of the first day of its fiscal year following the determination date.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders who acquired shares in the Public Offering (“Public Shareholders”) with the opportunity to redeem their public shares for a pro rata share of the Trust Account by means of a tender offer (or it may have the option of conducting redemptions in conjunction with a proxy solicitation pursuant to the proxy rules if the Company is no longer an FPI). Each Public Stockholder will be entitled to receive a full pro rata portion of the amount then in the Trust Account ($10.30 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company or necessary to pay its taxes). The Company will consummate an initial Acquisition Transaction only if holders of no more than 90% of the public shares elect to convert (in the case of a shareholder meeting) or sell their shares to the Company (in the case of a tender offer) and, solely if the Company seeks shareholder approval, a majority of the outstanding shares of common stock voted are voted in favor of the Acquisition Transaction. Notwithstanding the foregoing, the Amended and Restated Certificate of Incorporation of the Company provides that a public stockholder, together with any other person with whom such public stockholder is acting in concert or as a “group” (within the meaning of Section 13 of the Securities Act of 1934, as amended), will be restricted from seeking conversion rights with respect to an aggregate of more than 20% of the shares of common stock sold in the Public Offering. A group will be deemed to exist of the public stockholder (i) files a Schedule 13D or 13G indicating the presence of a group or (ii) acknowledge to the Company that they are acting, or intend to act as a group. In connection with any stockholder vote required to approve an Acquisition Transaction, the Founder agreed (1) to vote any of its shares in the same manner as a majority of the public stockholders who vote at a meeting called for such purpose and (2) not to redeem any its shares. In connection with a tender offer, the Founder will not sell any of its shares to the Company pursuant to any tender offer described above. In addition, the Founders or any of their affiliates have agreed that if they acquire any shares of common stock in or after the Public Offering, they will vote all such shares in favor of any Acquisition Transaction presented to the Company’s stockholders by the board of directors, and not to exercise any redemption rights in connection with any shares of common stock held by such person.

The Company’s amended articles of incorporation provide that the Company will continue in existence only until May 1, 2014 (or August 1, 2014 if certain extension criteria are satisfied). If the Company has not completed an Acquisition Transaction by such date, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible release to the public stockholders of the Company (the “Public Stockholders”), the aggregate amount then on deposit in the Trust Account, including any interest and the deferred underwriters discount but net of any taxes payable and any remaining net assets, and (iii) as promptly as possible dissolve and liquidate, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Marshall Islands law to provide for claims of creditors and requirements of other applicable law. In such event, the Public Stockholders will be entitled to receive a pro rata portion of the Trust Account (initially $10.30 per share, plus any pro rata interest earned on the funds held in the Trust Account not previously released to the Company.)

The Company anticipates that in order to fund its working capital requirements, the Company will need to use all of the remaining funds not held in trust, the interest earned on the funds held in the trust account, as well as entering into contingent fee arrangements with its vendors. The Company will need to raise additional capital through loans or additional investments from its Founder, officers, directors, or third parties. None of the Founder, officers or directors is under any obligation to advance funds to, or to invest in, the Company. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The balance sheet does not include any adjustments that might result from the outcome of these uncertainties.

F-6

AQUASITION CORPORATION

(A Development Stage Company)

NOTES TO THE BALANCE SHEET

Note 2 — Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short term investments with an original maturity of three months or less when purchased to be cash equivalents. At times the Company’s cash and cash equivalents may be in uninsured accounts or be in deposit accounts that exceed the Federal Deposit Insurance Corporation Insurance limit. The Company maintains its cash deposits with major financial institutions.

Use of Estimates

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under ASC Topic 740 “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more- likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on de-recoginition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company has identified the Marshall Islands as its only ‘‘major’’ tax jurisdiction, as defined. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on January 26, 2012, the evaluation was performed for the short period from January 26, 2012 through November 1, 2012, which is the only period subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the period from January 26, 2012 (inception) through November 1, 2012. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

F-7

AQUASITION CORPORATION

(A Development Stage Company)

NOTES TO THE BALANCE SHEET

Note 2 — Significant Accounting Policies - (continued)

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3 — Public Offering and Private Placement

On November 1, 2012, the Company sold 5,000,000 units at an offering price of $10.00 per unit generating gross proceeds of $50,000,000 in the Public Offering. Each Unit consists of one share of common stock of the Company and one Warrant to purchase one share of common stock of the Company (“Redeemable Warrants”). Each Redeemable Warrant entitles the holder to purchase one share of common stock at a price of $11.50 commencing on the later of the completion of an initial Acquisition Transaction and October 24, 2013 and expiring five years from the completion of an initial Acquisition Transaction, provided that there is an effective registration statement covering the shares of common stock underlying the Redeemable Warrants. The Company may redeem the Redeemable Warrants at a price of $0.01 per Warrant upon 30 days’ notice, only in the event that the last sale price of the common stock is at least $17.50 per share for any 20 trading days within a 30-trading day period (“30-Day Trading Period”) ending on the third day prior to the date on which notice of redemption is given, provided that there is a current registration statement in effect with respect to the shares of common stock underlying such Redeemable Warrants commencing ten days prior to the 30-Day Trading Period and continuing each day thereafter until the date of redemption. The Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Redeemable Warrants. There are no contractual penalties for failure to deliver securities if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration statement is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant for cash and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Warrant exercise.

Simultaneously with the consummation of the Public Offering, the Company consummated the Private Placement with the sale of 337,750 Units (“Placement Units”) to its Founders at a price of $10.00 per share, generating total proceeds of $3,377,500. The Placement Units are identical to the Units sold in the Public Offering except that the Warrants included in the Placement Units (i) will not be redeemable by the Company and (ii) may be exercised for cash or in a cashless basis, so long as they are held by the initial purchaser or any of its permitted transferees. Additionally the Placement Units have been placed in escrow and the purchasers have agreed not to transfer, assign or sell any of the Placement Units, including the underlying securities (except to certain permitted transferees) until 30 days following the completion of in initial Acquisition Transaction. The securities held in the escrow account will only be released prior to the end of the escrow period if following the initial Acquisition Transaction, the company consummates a subsequent transaction that results in all stockholders having a right to exchange their shares for cash or other consideration.

The Company has sold to the underwriter, for $100, an option to purchase up to 250,000 units at $12.50 per unit. The units issuable upon exercise of this option are identical to those sold in the Public Offering except that the underlying warrants will expire on October 25, 2017. The underwriter’s unit purchase option will be exercisable starting on the later of the completion of an initial Acquisition Transaction and October 24, 2013 and expiring on October 24, 2017. The Company accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Public Offering resulting in a charge directly to stockholders’ equity. The Company estimated that the fair value of this unit purchase option is approximately $617,960 (or $2.47 per unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 1.05% and (3) expected life of five years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Redeemable Warrants and the market price of the Units and underlying shares of common stock) to exercise the unit purchase option without the payment of any cash. The Company has the right to redeem the unit purchase option, in whole but not in part, in the event the Company’s shares of common stock trade in excess of $18.00 for any 20 trading days in a 30-day period following the completion of an initial Acquisition Transaction. If upon completion of an Acquisition Transaction, the Founders are required to cancel any Founder’s shares or Placement Units, and such securities are not replaced following the Acquisition Transaction, the number of Units that may be purchased upon the exercise of the unit purchase option will be reduced on a pro-rata basis with the reduction in Founder’s shares and Placement Units.

F-8

AQUASITION CORPORATION

(A Development Stage Company)

NOTES TO THE BALANCE SHEET

Note 4 — Commitments

The Founder and holders of the Private Placement Units (or underlying shares of common stock) are entitled to demand certain registration rights with respect to the Founders shares and the Private Placement Units (or underlying shares of common stock) as well as any other warrants that may be issued to them (or underlying ordinary shares) pursuant to an agreement signed on the October 25, 2012.

The Company entered into an agreement with the underwriter of the Public Offering (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Company paid 2.5% of the gross proceeds of the Public Offering or $1,250,000 as underwriting discounts and commissions upon closing of the Public Offering. The Company will also pay the underwriter in the Public Offering a deferred underwriting discount of 2.5% of the gross proceeds of the Public Offering which is held in the Trust Account. The Underwriters will not receive their portion of their deferred underwriting discount related to redeemed or converted shares in connection with an Acquisition Transaction.

The Company has granted the underwriter in the Public Offering a 45-day option to purchase up to an additional 750,000 Units solely to cover over-allotments, if any. In the event that the underwriters exercise a portion of the over-allotment option, the Founder has agreed to purchase up to an additional 41,250 Private Placement Units at $10.00 per Unit such that the Trust Account at least $10.30 per public share will be held in the Trust Account. On November 7, 2012, the underwriters exercised a portion of their option. On November 7, 2012, the Company sold an additional 550,000 Units at a price of $10.00 per unit generating gross proceeds of $5,500,000, pursuant to the option granted to the Underwriter. In addition, the Company sold 30,250 Private Placement Units generating gross proceeds of $302,500.

F-9

AQUASITION CORPORATION

(A Development Stage Company)

NOTES TO THE BALANCE SHEET

Note 4 — Commitments and Contingencies (continued)

The Company presently occupies office space provided by Seacrest Shipping Co. Ltd., an affiliate of the Founders. Such affiliate has agreed that, until the Company consummates an Acquisition Transaction, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on November 1, 2012, provided however, that such affiliate has agreed that after four months the monthly fee will begin to accrue and will only be payable thereafter upon completion of an Acquisition Transaction.

The Company has agreed to pay its legal counsel an additional fee of $75,000 for legal services provided in connection with the Public Offering only upon completion of an initial Acquisition Transaction.

Note 5 — Stockholders Equity

Preferred Stock

The Company is authorized to issue 5,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined by the Company’s board of directors. No preferred shares are currently issued or outstanding.

Common Stock

The Company is authorized to issue 150,000,000 shares of common stock with a par value of $0.0001.

In connection with the organization of the Company on March 15, 2012, a total of 1,437,500 shares of common stock were sold to the Founder at a price of approximately $0.02 per share for an aggregate of $25,000 (the “Initial Shares”).

On November 1, 2012, 5,000,000 shares common stock included in the Units were issued in connection with the Public Offering described in Note 3.

As of November 1, 2012, 1,937,500 shares of common stock were issued and outstanding, excluding 4,500,000 shares of common stock subject to possible redemption of which 50,000 shares of common stock are subject to forfeiture the extent that the underwriter over-allotment option is not exercised in full after taking in to effect the partial exercise of the over-allotment option discussed in Note 3, so that the Sponsor will own 20% of the issued and outstanding shares after the Public Offering, excluding shares included in the placement units. All of these shares will be placed into an escrow account on the Effective Date. Subject to certain limited exceptions, these shares will not be released from escrow until one year after the date of the consummation of an initial Acquisition Transaction or earlier if, subsequent to the Company’s initial Acquisition Transaction, the Company consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their shares of common stock for cash, securities or other property. The securities held in the escrow account will only be released prior to the end of the escrow period if following an Acquisition Transaction the Company consummates a subsequent transaction that results in all stockholders having a right to exchange their shares for cash or other consideration.

F-10

AQUASITION CORPORATION

(A Development Stage Company)

NOTES TO THE BALANCE SHEET

Note 6 — LOAN PAYABLE - STOCKHOLDER

On February 27, 2012 the Company issued an aggregate of $85,650 unsecured promissory notes to its officers and directors. The notes are non-interest bearing and payable on December 31, 2012. In addition, an officer advanced to the Company an additional $95,934. Due to the short-term nature of the notes and advances, the fair value of the notes and advances approximates the carrying amount. Such advances are non-interest bearing and are due on demand.

Note 7 — SUBSEQUENT EVENTS

The Company evaluates events that have occurred after the balance sheet date of November 1, 2012 through the date which the balance sheet was available to be issued. Based upon the review, the Company did not identify any recognized or non-recognized subsequent events other than the partial exercise of the over-allotment option discussed in Notes 4 and 5, that would have required adjustment or disclosure in the balance sheet.

F-11